Christian O. Nagler To Call Writer Directly: (212) 446-4660 cnagler@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

July 16, 2019

VIA EDGAR

Division of Corporation Finance

Office of Electronics and Machinery

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Tim Buchmiller and Geoff Kruczek

Re:	Oaktree Acquisition Corp.

Registration Statement on Form S-1

Filed on June 28, 2019

File No. 333-232444

Dear Mr. Buchmiller and Mr. Kruczek:

On behalf of our client Oaktree Acquisition Corp., a Cayman Islands exempted company (the “Company”), we hereby respond to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 10, 2019 with respect to the above-referenced registration statement (the “Registration Statement”). Set forth below is the Staff’s comments together with the Company’s response.

1. Staff’s comment: We have considered your response to prior comment 8. If the warrants are redeemable without any further action or investment decision on the part of the warrant holders for securities of another entity, and the offering of those securities are not registered at the time of the initial offer and sale of the redeemable warrants, it continues to be unclear how the offer and sale of redeemable warrants would be consistent with Section 5 of the Securities Act. Please revise as appropriate.

Response: The Company acknowledges the Staff’s comment.

The Company notes that it has revised the Registration Statement so that the warrants are no longer redeemable for securities and instead has added that they are redeemable for cash at $0.10 per warrant if the last reported sale price of the Class A ordinary shares equals or exceeds $10.00 per share (as adjusted per share splits, share dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the warrant holders. In such event, warrant holders may then make the investment decision to elect to exercise their warrants at which time a registration statement for the issuance of the underlying shares would need to be effective or an exemption would have to be available.

The Company still believes the offer and sale of the redeemable warrants as previously proposed is consistent with Section 5 of the Securities Act. The previously contemplated redemption feature where securities of a successor entity could be used for redemption is a contractual feature fully disclosed to investors of the warrant that is included as part of the Unit being offered and has become prevalent in offerings conducted by blank check companies for at least two years and is similar to mandatorily convertible securities. In addition, the Company believes this feature is no different than provisions in typical bond offerings that have been registered with the Commission that provide that a successor to a registrant (by way of merger or transfer of assets) replaces the previous registrant pursuant to the terms governing the debt security thereby creating a new security without any vote or action needed by the holders of the debt securities. Holders in this example would not have had any information about the surviving company at the time they made their original investment decision to purchase the debt securities. In such situations, the Staff has taken the position that the original issuance and subsequent assumption is not in violation of Section 5 of the Securities Act. The Company further believes that there is no meaningful distinction between a debt security and equity security with respect to this feature given the speculative nature of many debt securities. The Company respectfully notes that registering the securities of an unknown successor is not a possibility and given the redemption is a contractual feature, it should not be viewed as an offer or sale.

Consistent with other transactions, in connection with a new issuer becoming obligated on the warrants, the Company would have caused the new obligor to register the warrants and underlying common shares in the registration statement pursuant to which the new registrant would offer securities in connection with the proposed business combination.

Such terms would have provided more protection than the standard debt security registered for issuance with the Commission because the warrant holders would be able to vote on the transaction pursuant to which a successor issuer would have been put in place as shareholders unless they elected to separate the unit being offered and transfer the associated Class A ordinary share and therefore their right to vote on a transaction.

The Staff has acknowledged that the acquirer of a derivative security that becomes a security of another issuer by way of an acquirer assuming the derivative security of a target company and such derivative securities thereafter become derivative securities of the acquirer, does, the acquirer would not need an exemption for the assumption of such derivative securities (Compliance & Disclosure Interpretations 271.17 - June 23, 2016).

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We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact me at (212) 446-4660.

Sincerely,

/s/ Christian O. Nagler

Christian O. Nagler

cc:	Patrick McCaney
Oaktree Acquisition Corp.

Paul Tropp
Ropes & Gray LLP

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